

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

June 11, 2007

By Facsimile and U.S. Mail

Mr. Jeffry E. Sterba
Chief Executive Officer
PNM Resources, Inc
Alvarado Square
Albuquerque, New Mexico 87158

> **Re:** **PNM Resources, Inc**
> **Public Service Company of New Mexico**
> **Texas-New Mexico Power Company**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No.'s 001-32462, 001-06986, 002-97230**

Dear Mr. Sterba:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K December 31, 2006

Item 8. Financial Statements, page B-1

Consolidated Statements of Earnings

1.   Please advise us how your presentation of Earnings before interest charges
        complies with Rule 5-03 of Regulation S-X, or revise future filings accordingly.

Consolidated Balance Sheets

2.   We note your cumulative preferred stock is redeemable at the option of the
        holder. Please disclose the redemption amount on the face of the balance sheet in
        future filings. See Rule 5-02.28 of Regulation S-X.

Notes To Consolidated Financial Statements

Note (8) Fair Value of Financial Instruments, page B-71

3.   We note you recorded an impairment loss on securities held in the nuclear
        decommissioning trust. In future filings please clarify how fluctuations in the
        value of securities held within the trust are accounted for. Specifically, whether
        you consider them as other than temporary and whether they are recorded in the
        income statement or as a regulatory asset in the balance sheet. See SFAS 115-1.

4.   Please expand your disclosure in future filings to separately disclose the amount
        of interest and dividends derived from trust assets. In addition, please provide
        disclosure of the impact of the trust's activities on cash flows.

Note (14) Construction Program and Electric Generating Plants, page B-117

5.   We note expenses related to your share of jointly owned plant are included in
        operating expenses. In future filings please clarify specifically where in operating
        expenses your interest is recorded. If your share of direct expense is charged to
        purchased power then the note should disclose the amount so charged and the
        proportionate amounts charged to specific operating expenses on the records
        maintained for the joint plants. See SAB Topic 10(C).

Note (21) New Accounting Pronouncements, page B-144

6.   Please explain your policy with regards to planned major maintenance and
        whether such activities are expensed as incurred or accrued in advance. Please
        differentiate, if necessary, how your policy differs for regulated and unregulated

operations. Also, please explain whether management has begun reviewing the effects, if any, of FSP AUG-AIR-1, *Planned Major Maintenance*, issued September 8, 2006 and revise future filings accordingly.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna DiSilvio, Review Accountant at (202) 551-3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief